Exhibit 1.A.(5)(k)

MONARCH LIFE INSURANCE COMPANY Springfield, Massachusetts 01133

POLICY AMENDMENT RIDER

This rider replaces the provision “Right to Examine this Policy”

Right to Examine

This Policy”	This policy may be returned within 10 days after the owner receives it in the mail or deliver it to us or to the agent. The returned policy will be treated as if we never issued it. We’ll promptly refund the full investment base of this policy.

The investment base may increase or decrease during the 10 day free look period, depending on investment results. No minimum amount is guaranteed.

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